UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

K-TECH SOLUTIONS COMPANY LIMITED

Unit A, 7/F, Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

Tel: + 852 2741 3165

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change of Auditor

On May 11, 2026, K-Tech Solutions Company Limited (the “Company”) dismissed Audit Alliance LLP (“Audit Alliance”) and appointed Privatco CPA Limited (“Privatco”) as its independent registered public accounting firm, effective on the same day (the “Change of Auditor”). The Change of Auditor was made after careful consideration and evaluation by the Company and has been approved by the audit committee of the board of directors of the Company. The Company’s decision to make the Change of Auditor was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through May 11, 2026, there were no disagreements between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through May 11, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2025. The material weaknesses identified was associated with a lack of adequately skilled staff possessing knowledge of generally accepted accounting principles in the United States (the “U.S. GAAP”), thereby affecting the proper adherence to U.S. GAAP and the Commission reporting and compliance requirements.

The Company has provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Audit Alliance’s letter is filed hereto as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Privatco, neither the Company, nor anyone on behalf of the Company, has consulted Privatco regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Privatco concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F), or any reportable events (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F of its Form 20-F for the year ending March 31, 2026 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
16.1	Letter of Audit Alliance LLP to the U.S. Securities and Exchange Commission dated May 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-TECH SOLUTIONS COMPANY LIMITED

By:	/s/ Kwok Yiu Keung
Name:	Kwok Yiu Keung
Title:	Chief Executive Officer and Director

Date: May 11, 2026

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